ALLIED GOLD LIMITED

ACN 104855067

9 November 2009

Media Release

Allied Gold Declares Offer Unconditional and Acquires Effective Control of Australian Solomons Gold

Brisbane, Australia. Allied Gold Limited ("Allied Gold") today declared its takeover offer (the "Offer") for Australian Solomons Gold Limited ("ASG") unconditional. A total of 63,694,013 ordinary shares of ASG were validly deposited under the Offer as of November 8, 2009. As all of the conditions of the Offer have been satisfied or waived Allied Gold will take up all of the ASG shares deposited to date under the Offer immediately upon commencement of business in Toronto on November 9, 2009. As a result, Allied Gold will own approximately 49.08% of the issued and outstanding ordinary shares of ASG (45.24% on a fully-diluted basis).

The Offer remains open for acceptance until 8:00 p.m. (Toronto time) on November 16, 2009, unless extended. Allied Gold expects to receive further acceptances as a result of declaring the Offer unconditional and its receipt of conditional approval for the listing of its ordinary shares on the TSX, and will continue to take up these acceptances until the expiry time. Accordingly, Allied Gold expects to soon secure majority ownership of ASG.

ASG shareholders who tendered to the Offer will receive 0.85 of an Allied Gold ordinary share for each ASG ordinary share tendered. Payment for ASG shares that have been validly tendered to the Offer as of November 8, 2009 will be made to the Depositary, Computershare Investor Services Inc., Toronto, Ontario, on or before November 11, 2009.

Allied Gold intends to exercise control over ASG as soon as possible, including seeking to have its nominees appointed to the ASG Board of Directors, and Allied Gold is discussing appropriate transition arrangements with the current directors of ASG. In addition, Allied Gold intends to exercise the proxies and powers of attorney provided to it under the terms of the Offer to vote all ASG shares acquired under the Offer at the ASG shareholders meeting scheduled for November 24, 2009.

In addition, Allied Gold will immediately commence its integration plan for ASG, which includes a full review of ASG operations and the financing options for the Gold Ridge Project.

Allied Gold's Executive Chairman, Mark Caruso, said Allied Gold was delighted that it had secured effective control of ASG.

> *"This is a milestone in Allied Gold's emergence as a substantial South East Asian gold producer with a clear production development profile that will see the company producing in excess of 250,000 oz of gold. The benefits that can be derived from this transaction will generate material value for Allied Gold shareholders into the future.*

> *"Allied Gold now urges remaining ASG shareholders to accept our Offer and participate in the enhanced value that can be delivered through the combined business that will create a company which will have a material investor relevance in the region."*

The ASG shares taken up under the Offer will be acquired by Allied Gold or its subsidiary formed for purposes of the Offer, AGL (ASG) Pty Ltd. The tax consequences of the disposition of ASG shares under the Offer by ASG's Canadian shareholders are as set out in the bidder's statement / offer and circular of Allied Gold dated September 29, 2009 in respect of the Offer.

Allied Gold achieves listing on the Toronto Stock Exchange (TSX)

As announced on November 6, 2009, Allied Gold has received conditional approval from the Toronto Stock Exchange to list its ordinary shares on the TSX.

The listing is subject to the Company fulfilling certain requirements of the TSX in accordance with the terms of the conditional approval. The Company is proceeding to comply with these requirements and, subject to receipt of final approval, anticipates that its ordinary shares will commence trading on the TSX on or about November 12, 2009. Allied Gold's ordinary shares will trade on the TSX under the symbol "ALG".

Remaining ASG Shareholders should accept the offer NOW

The Allied Gold takeover offer for ASG remains open for acceptance until 8:00 p.m. (Toronto time) on November 16, 2009, unless extended.

Allied Gold is offering 0.85 of an Allied Gold shares for every one ASG share. Based on the volume weighted average price of the Allied Gold shares on the ASX for the 20 trading days ended September 16, 2009, the date the Offer was announced, the Offer represents a premium of approximately 28% over the volume weighted average price of the ASG shares on the TSX for the same period. ASG shareholders who accept the Offer will now receive Allied Gold shares which can be traded on the TSX.

Gryphon Partners Canada Inc. has delivered a fairness opinion to the ASG Board of Directors to the effect that, subject to and based on the considerations, assumptions and limitations described therein, the consideration offered for each ASG Share pursuant to the Offer is fair, from a financial point of view, to ASG shareholders. The directors of ASG have unanimously recommended that ASG shareholders accept the Offer.

Allied Gold is under no obligation to extend the Offer beyond November 16, 2009. ASG shareholders who do not accept the Offer will be minority shareholders in a company controlled or effectively controlled by Allied Gold unless Allied Gold is able to undertake a compulsory acquisition under Australian law. Possible risks associated with being a minority shareholder are set out in the bidder's statement / offer and circular of Allied Gold dated September 29, 2009 in respect of the Offer.

ALLIED GOLD LIMITED

ASG shareholders wishing to accept the Offer are encouraged to tender their ASG shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their ASG shares and all other documents to the offices of Computershare Investor Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If ASG shares are held by a broker or other financial intermediary, ASG shareholders should contact such intermediary and instruct it to tender their ASG shares.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Allied Gold or ASG. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

In accordance with section 650F(3)(a) of the Australian Corporations Act, a copy of the notice pursuant to section 650F(2) of the Australian Corporations Act declaring the Offer free of all defeating conditions is attached.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, contact:

Allied Gold Limited

Frank Terranova
Chief Financial Officer
T: +61 7 3252 5911
M: +61 448 187 557
E: fterranova@alliedgold.com.au